Exhibit 12
Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2009	2008	2007	2006	2005
Income from continuing operations before allocation to minority interests	$60,628	$51,395	$38,566	$43,622	$36,844

Fixed Charges	107,291	114,452	115,574	119,210	119,299

Earnings	$167,919	$165,847	$154,140	$162,832	$156,143

Interest incurred	88,750	95,740	96,606	100,206	100,404
Amortization of deferred financing costs	2,401	2,569	2,824	2,864	2,757
Perpetual Preferred OP unit Distributions	16,140	16,143	16,144	16,140	16,138

Fixed Charges	$107,291	$114,452	$115,574	$119,210	$119,299

Earnings/Fixed Charges	1.57	1.45	1.33	1.37	1.31